Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2016 and December 31, 2015 and for the Three and Six Months Ended June 30, 2016 and 2015

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three and Six Months Ended June 30, 2016 and 2015 (in CHF)

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	Note	2016	2015	2016	2015
Research and development		-7,278,563	-8,750,891	-13,418,738	-14,980,787
General and administrative		-1,725,114	-980,187	-2,947,146	-1,910,106
Operating loss		-9,003,677	-9,731,078	-16,365,884	-16,890,893
Interest income		15,281	5,210	26,166	10,268
Interest expense		-2,514	-2,540	-5,259	-4,604
Foreign currency exchange gain/(loss), net		558,908	-1,230,018	-985,937	-2,125,308
Loss before tax		-8,432,002	-10,958,426	-17,330,914	-19,010,537
Income tax expense		-	-	-	-
Net loss attributable to owners of the Company		-8,432,002	-10,958,426	-17,330,914	-19,010,537
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0		-347,398	-306	-607,867	-229,170
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		-15,856	38,501	25,964	56,863
Other comprehensive (loss)/income, net of taxes of CHF 0		-363,254	38,195	-581,903	-172,307
Total comprehensive loss attributable to owners of the Company		-8,795,256	-10,920,231	-17,912,817	-19,182,844

Basic and diluted loss per share	6	-0.25	-0.34	-0.50	-0.62

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of June 30, 2016 and December 31, 2015 (in CHF)

	Note	JUNE 30, 2016	DECEMBER 31, 2015
ASSETS
Non-current assets
Property and equipment		185,324	222,570
Intangible assets		1,482,520	1,482,520
Other non-current receivables		38,066	38,066
Total non-current assets		1,705,910	1,743,156

Current assets
Other receivables		1,387,380	650,716
Prepayments		17,789	181,044
Cash and cash equivalents		32,780,841	50,237,300
Total current assets		34,186,010	51,069,060

Total assets		35,891,920	52,812,216

EQUITY AND LIABILITIES
Equity
Share capital		13,731,881	13,721,556
Share premium		112,838,815	112,662,910
Foreign currency translation reserve		-37,858	-63,821
Accumulated deficit		-99,440,625	-81,578,733
Total shareholders’ equity attributable to owners of the Company		27,092,213	44,741,912

Non-current liabilities
Employee benefits		2,245,431	1,575,833
Deferred tax liabilities		327,637	327,637
Total non-current liabilities		2,573,068	1,903,470

Current liabilities
Trade and other payables		660,341	1,205,522
Accrued expenses		5,566,298	4,961,312
Total current liabilities		6,226,639	6,166,834

Total liabilities		8,799,707	8,070,304

Total equity and liabilities		35,891,920	52,812,216

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of June 30, 2016 and 2015 (in CHF)

	Attributable to Owners of the Company
	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity
Balance as of January 1, 2015		11,604,156	93,861,171	-51,109	-52,131,426	53,282,792
Total comprehensive loss
Net loss		-	-	-	-19,010,537	-19,010,537
Other comprehensive income/(loss)		-	-	56,863	-229,170	-172,307
Total comprehensive loss		-	-	56,863	-19,239,707	-19,182,844
Transactions with owners of the Company
Capital increase from follow-on offering		2,110,000	19,604,877	-	-	21,714,877
Share issuance costs		-	-210,675	-	-	-210,675
Transaction costs		-	-643,796	-	-	-643,796
Share based payments	4	-	-	-	127,993	127,993
Share options exercised	3	3,400	23,800	-	-	27,200
Balance as of June 30, 2015		13,717,556	112,635,377	5,754	-71,243,140	55,115,547
Balance as of January 1, 2016		13,721,556	112,662,910	-63,821	-81,578,733	44,741,912
Total comprehensive loss
Net loss		-	-	-	-17,330,914	-17,330,914
Other comprehensive loss		-	-	25,964	-607,867	-581,904
Total comprehensive loss		-	-	25,964	-17,938,781	-17,912,818
Transactions with owners of the Company
Share issuance costs		-	-1,862	-	-	-1,862
Share based payments	5	-	-	-	76,889	76,889
Issue of bonus shares	3	10,325	177,767	-	-	188,092
Balance as of June 30, 2016		13,731,881	112,838,815	-37,858	-99,440,625	27,092,213

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Six Months Ended June 30, 2016 and 2015 (in CHF)

	Note	SIX MONTHS ENDED JUNE 30, 2016	SIX MONTHS ENDED JUNE 30, 2015

Cash flows from operating activities
Net loss		-17,330,914	-19,010,537
Adjustments for:
Depreciation		48,720	44,551
Unrealized net foreign currency exchange loss, net		1,051,376	2,272,314
Net interest income		-26,166	-10,096
Share option costs	5	76,889	127,993
Employee benefits		61,731	60,611

Changes in:
Other receivables		-736,665	14,059
Prepayments		163,255	245,377
Trade and other payables		-545,181	-1,124,859
Accrued expenses		793,079	2,827,018

Net cash used in operating activities		-16,443,876	-14,553,569

Cash flows from investing activities
Purchase of property and equipment		-11,474	-53,249
Interest received		26,166	10,096
Net cash from investing activities		14,692	-43,153

Cash flows from financing activities
Proceeds from share capital increase	3	-	27,200
Share issuance costs		-1,862	-210,675
Proceeds from follow-on offering	3	-	21,071,081
Net cash from financing activities		-1,862	20,887,606

Net (decrease)/increase in cash and cash equivalents		-16,431,046	6,290,884
Cash and cash equivalents at beginning of the period		50,237,300	56,934,325
Net effect of currency translation on cash		-1,025,413	-2,215,353
Cash and cash equivalents at end of the period		32,780,841	61,009,855

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of June 30, 2016 and December 31, 2015 and for the Three and Six Months Ended June 30, 2016 and 2015 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)

▪	Otolanum AG, Zug, Switzerland (100%)

▪	Auris Medical Inc., Chicago, United States (100%)

▪	Auris Medical Ltd., Dublin, Ireland (100%)

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2016 and December 31, 2015 and for the three and six months ended June 30, 2016 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2015.

These condensed consolidated interim financial statements include all adjustments, that are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2015 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on August 17, 2016.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2015 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2016 reporting year, and have not been applied in preparing these condensed consolidated interim financial statements. Management does not believe that the adoption of these standards, interpretations, or amendments will have a material impact on the financial statements of the Group.

3.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	COMMON SHARES (NUMBER)
	2016	2015
As of January 1	34,303,891	29,010,391
Common shares issued for stock option exercises with a nominal value of CHF 0.40 each	—	8,500
Common shares issued for the follow-on offering with a nominal value of CHF 0.40 each	—	5,275,000
Common shares issued for restricted share awards with a nominal value of CHF 0.40 each	25,813	—
Total, as of June 30, 2016 and June 30, 2015	34,329,704	34,293,891

All shares have a nominal value of CHF 0.40 and are fully paid in. As of June 30, 2016, the nominal value of the 34,329,704 issued shares amounted to CHF 13,731,881.60 (as of December 31, 2015, the nominal value of 34,303,891 issued shares amounted to CHF 13,721,556.40).

Issue of common shares upon exercise of options

During the six months ended June 30, 2015, beneficiaries of the Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 8,500 and an increase in the nominal value of the share capital of CHF 3,400. Total proceeds from the exercise to the Company were CHF 27,200.

During the six months ended June 30, 2016, no options were exercised.

On January 7, 2016, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015. These shares vested upon grant and have a sales restriction of 3 years. The Company recorded a corresponding payroll charge of CHF 188,092 in 2015. As a result of the grant, the nominal share capital increased by CHF 10,325.

Follow-On Offering on NASDAQ Global Market

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of US$ 23.6 million (CHF 21.7 million). As at June 30, 2015, following the offering (and settlement of the aforementioned employee options) there were 34,293,891 common shares of the Company outstanding.

Controlled Equity Offering

On June 1, 2016, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$ 35 million through Cantor. Any common shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the second quarter of 2016, the Company did not offer or sell any common shares under the Sales Agreement.

4.	Employee benefits

	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2016	JUNE 30, 2015

Salaries	1,836,098	1,222,644
Pension costs	169,700	140,103
Share based compensation expense	76,889	127,993
Other employee costs and social benefits	365,737	87,484
Total employee benefits	2,448,424	1,578,224

5.	Share based compensation expense

Share based compensation expense of CHF 76,889 was recognized for the six months ended June 30, 2016 (for the six months ended June, 2015: CHF 127,993).

A total of 148,150 options were granted in the six months ended June 30, 2016. The exercise price of the options granted is US$ 3.92 (CHF 3.76). The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2015.

6.	Loss per share

	THREE MONTHS ENDED JUNE 30, 2016	THREE MONTHS ENDED JUNE 30, 2015	SIX MONTHS ENDED JUNE 30, 2016	SIX MONTHS ENDED JUNE 30, 2015
Loss attributable to owners of the Company	(8,432,002)	(10,958,426)	(17,330,914)	(19,010,537)
Weighted average number of shares outstanding	34,329,704	32,121,477	34,328,711	30,569,142
Basic and diluted loss per share	(0.25)	(0.34)	(0.50)	(0.62)

For the six months ended June 30, 2016 and June 30, 2015 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company has 755,910 options outstanding under its stock option plans, of which 103,260 are considered forfeited due to the termination of the beneficiaries’ employment relationships. The average number of options outstanding between January 1, 2016 and June 30, 2016 was 640,830 (462,635 for the period between January 1, 2015 and June 30, 2015).

7.	Events after the Reporting Period

On July 19, 2016 the Company entered into a Loan and Security Agreement for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. An additional US$7.5 million may be drawn, at the Company’s option, subject to certain milestones described in the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate as reported by the Wall Street Journal. In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,111 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant is exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant forfeits on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The trial (Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2; TACTT2), the first of two pivotal Phase 3 clinical trials with KeyzilenTM, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Data from the TACTT2 trial support the positive safety profile established in the Phase 2 trials. The Company expects to have top-line results from the second Phase 3 trial for KeyzilenTM (TACTT3) in the fourth quarter of 2016 and intends to discuss TACTT2 outcomes and its plans for a path forward with regulatory agencies prior to the readout from TACTT3.